06006421

UNITEDSTAT'ES
SECURMUSANDEXCHANGECOAV~HSSION
Washington, D.C. 20549

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SEC FILE
8- 51582

Annual Audited Report
Form X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: SVB SECURITIES, A Non-Bank affiliate of Silicon Valley

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 TASMAN DRIVE
(No. and Street)

SANTA CLARA (City) CA (State) 95054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BILL MAHON (408) 654-6295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if *individual, state last, first, middle name)*

55 SECOND STREET, SUITE 1400 (Address) SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

6/8/06

OATH OR AFFIRMATION

I, BILL MAHON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB SECURTIES, as of December 31 ~ 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA URBAN
Commission # 1649987
Notary Public - California
Santa Clara County
My Comm. Expires Mar 26, 2010

Signature

Chief Compliance Officer-Broker Dealer
Title

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KPMG

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

(SEC Identification No. 51582)

Financial Statements and Supplementary Information

December 31, 2005

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in accordance with Rule 17a-5(e)(3) as a public document

KPMG

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors
SVB Securities:

We have audited the accompanying statement of financial condition of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of December 31, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

March 28, 2006

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

Year ended December 31, 2005

Assets

Cash and cash equivalents	$	19,405,698
Accounts receivable		1,028,876
Premises and equipment, net of accumulated depreciation and amortization		53,879
Deferred tax assets, net		283,378
Other assets		97,841
Total assets	$	20,869,672

Liabilities and Shareholder's Equity

Liabilities:		
Accrued compensation and benefits	$	1,130,380
Payable to affiliate		11,012,186
Accounts payable and other liabilities		162,058
Total liabilities		12,304,624
Shareholder's equity:		
Capital stock, no par value. Authorized 100,000 shares; issued and outstanding 100 shares		2,627,753
Retained earnings		5,937,295
Total shareholder's equity		8,565,048
Total liabilities and shareholder's equity	$	20,869,672

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Income

Year ended December 31, 2005

Revenues:		
Client investment fees	$	11,794,370
Interest income		510,601
Total revenues		12,304,971
Expenses:		
Compensation and benefits		4,927,544
Data processing		735,682
Business development and travel		324,230
Professional services		298,177
Premises and equipment		515,460
General and administrative		84,649
Other expense		170,270
Total expenses		7,056,012
Income before income taxes		5,248,959
Income taxes		2,395,370
Net income	$	2,853,589

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2005

	Common stock			Retained	
	Shares		Amount	earnings	Total
Balances as of December 31, 2004	100	$	2,664,970	3,083,706	5,748,676
Capital contribution related to stock compensation, net of income tax benefit	—		(37,217)	—	(37,217)
Net income	—		—	2,853,589	2,853,589
Balances as of December 31, 2005	100	$	2,627,753	5,937,295	8,565,048

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	2,853,589
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of premises and equipment		108,864
Deferred tax assets, net		284,794
Stock based compensation, net of income tax benefit and other		(37,217)
Changes in operating assets and liabilities:		
Increase in accounts receivable		(28,697)
Decrease other assets		39,428
Decrease in accrued compensation and benefits		(101,584)
Increase in payable to affiliate		2,152,285
Increase in accounts payable and other liabilities		43,532
Net cash provided by operating activities		5,314,994
Cash flows used in investing activity:		
Purchase of equipment		(46,440)
Net increase in cash and cash equivalents		5,268,554
Cash and cash equivalents, beginning of year		14,137,144
Cash and cash equivalents, end of year	$	19,405,698
Supplemental disclosure:		
Stock compensation expense, net of income tax benefit	$	(37,217)

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the Company) is a wholly owned subsidiary of Silicon Valley Bank (the Bank), which is a wholly owned subsidiary of SVB Financial Group (the Parent). The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company does not hold customer accounts. In March 2004, the Company introduced a series of new services through the Special Equities Group, which offered solutions to private equity firms liquidating restricted securities following initial public offerings and mergers & acquisitions activities, as well as exit strategies and special situations. This business was terminated in late 2005 in favor of a referral fee arrangement with an alternative service provider.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the National Association of Securities Dealers, is licensed in all 50 states and the District of Columbia.

For the year ended December 31, 2005, the Company earned 55% of its revenue from clients located in California, 21% from clients in the Northeastern United States.

(a) *Basis of Presentation*

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America.

(b) *Revenue Recognition*

Client investment fees earned (excluding Rule 12(b)-1 fees) as well as related expenses from customer transactions on investment products are recorded on a settlement-date basis, which is not materially different than trade-date basis. Rule 12(b)-1 fees are earned and recognized over the period client funds are invested. Transactional base fees are earned and recognized on fixed income and equity securities when the transaction is executed on the clients' behalf.

The Company also recognizes interest income on its interest bearing cash equivalents as it is earned.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents include cash balances due from banks and commercial paper investments. The cash equivalents are highly liquid investments that are readily convertible to known amount of cash and present insignificant risk of changes in value with original or purchased maturity dates of 90 days or less. As of December 31, 2005, cash equivalents amounted to $18,375,020.

(d) *Accounts Receivable and Allowance for Doubtful Accounts*

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash from operating activities in the statement of cash flows. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. Each receivable over ninety days is reviewed for

collectibility individually. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company had not charged-off any receivables in 2005. As of December 31, 2005, there was no balance in the allowance for doubtful accounts.

(e) ***Premises and Equipment***

Premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	10 years
Computer software	3 years
Computer hardware	3 years

For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expense on the statement of income. The Company had no capitalized lease obligations at December 31, 2005.

(f) ***Fair Value of Financial Instruments***

The carrying value of the Company's financial instruments approximates fair value due to the short-term and highly liquid nature of the instruments.

(g) ***Income Taxes***

The Company's results of operations are included in the consolidated federal income tax return and the combined California franchise tax return of SVB Financial Group and subsidiaries. The Company's tax sharing agreement with the Parent provides that the Company will pay to the Parent the amounts that it would be required to pay if it were to file a separate return. However, for purposes of computing the federal tax liability on a separate company basis, the Company only deducts its allocable share of California taxes as determined in accordance with the rules and regulations of the State of California. Amounts for the current year are based upon estimates and assumptions as of December 31, 2005 and could vary from amounts shown on the tax returns when filed.

The Company utilizes the asset and liability method of measuring tax expense and benefit. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized through the provisions for income taxes in the period that includes the enactment date.

(Continued)

(h) ***Use of Estimates***

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Allowance for doubtful accounts, deferred taxes and accrued incentive compensation represent significant estimates. Actual results could differ from these estimates.

(i) ***Share-Based Compensation***

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25), and related interpretations, to account for its employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. APB No. 25 provides that the compensation expense relative to the Company's employee stock options be measured based on the intrinsic value of the stock option. SFAS No. 123 (as amended by SFAS No. 148) requires those companies that continue to follow APB No. 25 to provide pro forma disclosure of the impact of applying the fair-value method of SFAS No. 123.

The Parent's 1997 Equity Incentive Plan (See note 5. Employee Benefit Plans) provides for the granting of shares of the Parent's common stock to directors and employees. Shares granted to employees under this plan may be subject to certain vesting requirements and resale restrictions (restricted stock). For restricted stock, unearned compensation equivalent to the market value of the Parent's common stock on the date of grant is charged to stockholders' equity of the Parent and amortized into the Company's income statement as compensation expense over the vesting term with the offset attributed to additional contributed capital by the Parent in Shareholder's equity of the Company. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of Statement 123, as amended.

Compensation expense related to the Employee Stock Purchase Plan (ESPP), used in determining the pro forma net income, is calculated in accordance with the provisions of FASB Technical Bulletin No 97-1, *Accounting under Statement 123 for certain Employee Stock Purchase Plans with a Look-back Option.*

(Continued)

If compensation cost related to both the Company's stock option awards to employees and cost related to the ESPP had been determined under the fair-value method prescribed under SFAS No. 123, the Company's net income would have been as follows for the year ended December 31, 2005:

Net income as reported	$	2,853,589
Add stock-based compensation expense included in reported net income, net of tax		26,348
Less total stock-based employee compensation expense determined under fair-value-based method, net of tax		564,316
Pro forma net income	$	2,315,621

(j) ***Recent Accounting Pronouncements***

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment (SFAS No. 123(R))*, which is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires the Company to measure the cost of employee services received in exchange for a share-based payment using a fair-value method, and record such expense in its financial statements, for interim or annual reporting periods beginning after June 15, 2005. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements.

On January 1, 2006 the Company plans to use the modified prospective transition method and Black-Scholes-Merton model to adopt this new standard and expects the adoption will have a material impact on the statements of income. The Company anticipates that upon adoption of SFAS 123(R), the Company will recognize share-based compensation cost on a straight-line basis over the requisite service period of awards. For the historical impact of share-based compensation expense, see "Share Based Compensation" above. The Company is currently analyzing the impact of adoption of SFAS No. 123. Uncertainties, including the future share-based compensation strategy, stock price volatility, estimated forfeitures and employee stock option exercise behavior may cause the actual results to differ.

In May 2005, the EITF issued No. 05-6, *Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination*. The pronouncement requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. This pronouncement should be applied prospectively and will be adopted January 1, 2006.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and*

(Continued)

FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements ("SFAS 154"). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a reporting change in accounting principle unless it is impracticable. SFAS 154 is also required for newly issued pronouncements without specific transaction guidance. SFAS 154 is effective for accounting changes and corrections of errors occurring after January 1, 2006. The Company does not believe this pronouncement will have a material impact on our financial results.

(2) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2005:

Computer hardware	$	150,243
Computer software		301,097
Leasehold improvements		20,285
		471,625
Accumulated depreciation and amortization		(417,746)
Premises and equipment, net of accumulated depreciation and amortization	$	53,879

(3) Income Taxes

Total income tax expense attributable to income before income taxes for the year ended December 31, 2005 consists of:

Current:		
Federal	$	1,554,641
State		555,935
		2,110,576
Deferred:		
Federal		226,750
State		58,044
		284,794
Total income tax expense	$	2,395,370

Income tax expense attributable to income before income taxes differed from amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes, as follows:

Computed expected federal income tax expense	$	1,837,136
Increase resulting from:		
State tax, net of federal income tax expense		399,086
Other		159,148
Total income tax expense	$	2,395,370

The deferred tax assets as of December 31, 2005 consist of the following:

Deferred tax assets:		
Accrued compensation	$	84,950
State income taxes		198,403
Other		25
Gross deferred tax assets		283,378
Less valuation allowance		—
Gross deferred tax asset, net of valuation allowance		283,378
Net deferred tax assets	$	283,378

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2005.

(4) Related Party Transactions

The Company is part of an expense sharing agreement with affiliate companies in the Parent's consolidated group. The agreement involves for certain direct and indirect expenses to be allocated on a monthly basis. Indirect expenses include allocation of employee salaries plus an overhead burden.

The Company reimbursed the Bank $1,102,693 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2005. These expenses were a combination of direct costs including occupancy expense of $468,813 based on square footage, which were included in the premises and equipment line item on the statement of income. The direct costs also included compensation and benefits costs of $150,003 and general and administrative expenses of $17,004. Indirect costs of $466,873 were included in the professional services line item on the statement of income. Indirect costs allocations were based on a percentage of Bank employee time dedicated to Company activities and facilities costs. As of December 31, 2005 there was no amount due to the Bank related to these expenses.

The Bank reimbursed the Company $565,663 for expenses paid by the Company on the Bank's behalf for the year ended December 31, 2005. These expenses were a combination of direct costs for compensation

(Continued)

and benefits, premises and equipments and other general and administrative of $208,073 and indirect costs of $357,590 based on a percentage of Company employee time dedicated to Bank activities. Indirect costs are included in the compensation and benefits line item on the statement of income.

The Company maintains a noninterest-bearing cash account with the Bank. The balance in the account was $1,030,678 as of December 31, 2005.

Additionally, at December 31, 2005, the Company had an intercompany liability to the Bank of $11,012,186 related to taxes payable (See note 1(g)).

(5) Employee Benefit Plans

Employees of the Company are eligible to participate in the following Plans sponsored by the Parent:

- Incentive Compensation Plan (ICP)
- Direct Drive Incentive Compensation Plan
- Equity Incentive Plans (1997)
- Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (ESOP)
- Employee Stock Purchase Plan (ESPP)
- Employee Home Ownership Plan (EHOP)

(a) Incentive Compensation Plan

Incentive Compensation Plan (ICP) is an annual bonus program paid during the first quarter of the year based on the prior year's consolidated Parent Company's financial results. ICP is funded based on the Parent Company's performance in relation to pre-determined financial goals and initiatives. Awards are distributed based on management's assessment of individual employee performance. The Company recognized an ICP expense of $721,580 in the statement of income as part of compensation and benefits for the year ended December 31, 2005.

(b) Direct Drive Incentive Compensation Plan

Direct Drive Incentive Compensation Plan (Direct Drive) is a semiannual sales incentive program. Payments are based on sales teams performance against predetermined financial targets. Actual awards for each sales team member under Direct Drive is based on (i) the actual results and financial performance of the Company with respect to non-interest income targets, (ii) the sales team payout targets, and (iii) the sales team member's sales position and team payout allocation. Additionally, sales team members may receive a discretionary award, based on management's assessment of such member's contributions and performance during the applicable fiscal year, regardless of achievement of team gross profit targets. The Company recognized a Direct Drive expense of $283,362 in the statement of income as part of compensation and benefits for the year ended December 31, 2005.

(c) *Equity Incentive Plan*

The Parent's 1997 Equity Incentive Plan (the 1997 Plan) has been approved by the stockholders of the Parent. The 1997 Plan provides for the grant of incentive stock options to employees and nonstatutory stock options, stock appreciation rights, restricted stock purchase awards, stock bonuses, and restricted stock units (collectively Stock Awards) to employees.

The 1997 Plan provides a means by which selected employees may be given an opportunity to purchase common stock of the Parent at a price not less than 100% of the fair market value of the common stock on the date the option is granted for incentive and non-statutory stock or receive cash based on stock appreciation. Options may vest over various periods not in excess of five years from the date of grant and expire five to ten years from the date of grant. The Company, by means of the 1997 Plan, seeks to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of the Company.

The table below provides stock option information pertaining to SVB Securities as issued under the 1997 plan.

	2005	
	Shares	**Weighted average exercise price**
Outstanding at January 1	189,115	$ 29.64
Granted	9,925	43.49
Exercised	(7,599)	30.20
Forfeited	(17,437)	35.41
Outstanding at December 31	174,004	29.82
Exercisable at December 31	109,286	26.80

The following table summarizes information about stock options outstanding to employees of SVB Securities as of December 31, 2005:

	Options outstanding			Options exercisable	
Ranges of exercise prices	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 9.50-17.00	21,000	3.64	$ 11.64	21,000	$ 11.64
17.07-23.69	30,287	5.38	22.13	26,732	22.42
25.17-26.00	21,500	3.67	25.48	14,226	25.64
31.19-31.29	21,250	6.24	31.28	15,876	31.28
32.74-33.63	5,067	4.56	33.46	5,067	33.46
35.26	20,415	2.84	35.26	9,981	35.26
35.54-36.46	26,760	4.46	35.88	6,504	35.89
37.00-43.49	21,225	5.98	41.50	3,400	40.39
48.88	1,500	4.72	48.88	1,500	48.88
51.69	5,000	4.72	51.69	5,000	51.69
$ 9.50-51.69	174,004	4.65	29.82	109,286	26.80

At December 31, 2005, options for 1,784,765 shares were available for future grant under the 1997 Plan to all employees of the Parent Company.

To the extent that a stock award is made from this reserve, in the form of stock options the 1,784,765 shares reserve will be reduced by an amount equal to the number of shares subject to that award. Further, if shares acquired from the 1,784,765 shares reserve pursuant to stock options are forfeited, two times the number of shares so forfeited will return to the 1,784,765 shares reserve and will again become available for issuance.

To the extent that a stock award is made from this reserve, in the form of a stock bonus award, restricted stock purchase agreement or restricted stock unit, the 1,784,765 share reserve will be reduced by an amount equal to two times the number of shares subject to that award. Further, if shares acquired from the 1,784,765 shares reserve pursuant to a stock bonus award, restricted stock purchase agreement or restricted stock unit are forfeited, two times the shares so forfeited will return to the 1,784,765 shares reserve and will again become available for issuance.

In 2005, 3,315 commons shares of restricted stock of the Parent were granted to SVB Securities employees at a weighted average fair value of $43.49 per share.

The Company recognized $45,427 in employee share-based compensation costs resulting from the amortization of unearned compensation related to restricted stock and other miscellaneous employee stock awards during 2005 made by the Parent to Company employees.

The weighted average fair value of options granted in 2005 to employees of SVB Securities was $17.26 per share.

(Continued)

The fair value of the stock option grants in 2005 used in determining the pro forma net income amount was estimated using the Black-Scholes single option-pricing model with the following assumptions:

	Year ended December 31, 2005
Dividend yield	—%
Expected life of options in years of the Company	5.14
Weighted average expected volatility of the underlying common stock of the Parent	37.10%
Weighted average expected risk-free interest rate of the Parent	4.05%

The expected term was based on the implied term of the stock options using a lattice option-pricing model with early exercise factors based on historic employee exercise behavior. The expected volatility for the year ended December 31, 2005 was calculated using a blended rate consisting of equal measures of our historic volatility and our expected volatility over a five-year term. The expected risk-free interest rates for all periods were based on the yields of Treasury Securities, as reported by the Federal Reserve Bank of New York, with maturities equal to the expected terms of the employee stock options.

(d) ***401(k) and Employee Stock Ownership Plan***

The Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the Plan) is a combined 401(k) tax-deferred savings plan and employee stock ownership plan (ESOP) in which all employees of the Bank and its affiliates are eligible to participate. Employees participating in the 401(k) component of the Plan may elect to have a portion of their salary deferred and contributed to the Plan. The Company matches up to 5% of an employee's salary in any plan year, with the Company's matching contribution vesting immediately. The Company's expense related to the 401(k) was $124,152 for the year ended December 31, 2005.

Discretionary ESOP contributions, based on the consolidated pretax income, are made by the Parent to all eligible individuals employed by the Parent on the last day of the fiscal year. The Parent may elect to contribute cash, or Parent common stock, in an amount not exceeding 10% of the eligible employee's base salary earned in the fiscal year, less 401(k) and certain other employee pre-tax payment deferrals. The ESOP contributions vest in equal annual increments over five years. The ESOP payout was $145,707, which was recognized in the statement of income as part of compensation and benefits for the year ended December 31, 2005.

(e) ***Employee Stock Purchase Plan (ESPP)***

The Parent maintains an employee stock purchase plan (ESPP) under which participating employees may annually contribute up to 10% of their gross compensation to purchase shares of the Parent's common stock at 85% of its fair market value at either the beginning or end of each six-month offering period, whichever price is less. All employees of SVB Securities are eligible to participate in the Parent's ESPP. The ESPP is noncompensatory to the employees due to the fact that all requirements under APB 25 have been met for non-compensating status which results in no expense to the Company. For the first six-month offering period of 2005, 1,584 shares of the Company's common stock were issued at $38.08 per share, while 1,191 shares of the Company's common stock were issued at $39.81 per share for the second six-month offering period of 2005. At December 31, 2005, a total of 986,613 shares of the Parent's common stock were reserved for future issuance under the ESPP for all eligible Parent company employees.

(f) ***Employee Home Ownership Plan (EHOP)***

In 2002, the Parent approved a benefit plan, the EHOP, which provides for the issuance of mortgage loans to eligible employees, including certain employees at the Company, at favorable interest rates. Eligible employees may apply for a fixed rate mortgage on their primary residence, which is amortized over 30 years and is due and payable in 5 or 7 years. Applicants must qualify for a loan through the usual mortgage review and approval process, which is typical of industry standards. The maximum loan amount cannot be greater than 80% of the lesser of the purchase price or the appraised value. The interest rate on the note is written at the then market rate of 5-year (5/1) or 7-year (7/1) mortgage loans as determined by Silicon Valley Bank, a wholly owned subsidiary of SVB Financial Group. However, provided that the applicant continues to meet all of the eligibility requirements, including employment at the Company, the actual rate charged to the borrower shall be approximately 2.0% below the market rate. The loan rate shall not be less than 25 basis points over the greater of either the five-year Treasury note rate or the monthly Applicable Federal Rate for medium term loans as published by the Internal Revenue Service. The Loan Rate will be fixed at the time of approval and locked for 30 days. At December 31, 2005, total EHOP loans of approximately $1,407,596 were outstanding from the Parent to employees of the Company.

(6) Commitments and Contingencies

Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2005.

Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $6,658,389, which was $5,838,081 in excess of its required net capital of $820,308. The Company's ratio of aggregate indebtedness to net capital was 1.85 to 1 as of December 31, 2005.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions in cash from the Parent in 2005.

Schedule 1

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2005

Net capital:		
Total shareholder's equity	$	8,565,048
Less nonallowable assets:		
Premises and equipment, net		53,879
Other assets		1,852,780
Net capital		6,658,389
Aggregate indebtedness		12,304,624
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6 2/3% of aggregate indebtedness		820,308
Net capital in excess of requirements	$	5,838,081
Ratio of aggregate indebtedness to net capital		185%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2005. Therefore, reconciliation of the two computations is as follows:

	As reported in SVB Securities Part II Form X-17A-5	**Difference**	**As reported herein**
Total shareholder's equity	8,916,069	(351,021)	8,565,048
Nonallowable assets – other assets	2,193,687	(287,028)	1,906,659
Net capital	6,722,382	(638,049)	6,658,389
Aggregate indebtedness	12,222,959	81,665	12,304,624
Net capital required	814,863	5,445	820,308
Net capital in excess of requirements	5,907,519	(69,438)	5,838,081
Ratio of aggregate indebtedness to net capital	182%		185%

See accompanying independent auditors' report.

KPMG

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
SVB Securities:

In planning and performing our audit of the financial statements and supplemental schedule of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 28, 2006